Exhibit 99.1

China Automotive Systems Reports 77.8% EPS Growth
in the Third Quarter of 2025 and Raises Full Year Guidance

WUHAN, China, November 12, 2025 -- China Automotive Systems, Inc. (NASDAQ: CAAS) ("CAAS" or the "Company"), a leading power steering components and systems supplier in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2025.

Third Quarter 2025 Highlights

•	Net sales rose 17.7% year-over-year to $193.2 million from $164.2 million in the third quarter of 2024.

•	Net sales in North America climbed 77.3% and sales in Brazil grew 30.5% higher year-over-year.

•	Gross profit increased by 26.6% year-over-year to $33.4 million from $26.4 million in the third quarter of 2024; gross profit margin was 17.3% in the third quarter of 2025 compared with 16.0% in last year’s third quarter.

•	Income from operations increased by 25.3% year-over-year to $13.9 million.

•	Net income attributable to parent company’s common shareholders increased 75.6% to $9.7 million from $5.5 million in the third quarter of 2024.

•	Diluted earnings per share attributable to parent company’s common shareholders increased by 77.8% to $0.32 compared with $0.18 in the third quarter of 2024.

First Nine Months of 2025 Highlights

•	Net sales grew by 16.1% year-over-year to $536.5 million, compared to $462.2 million in the first nine months of 2024.

•	Gross profit increased by 16.0% year-over-year to $92.5 million, compared to $79.7 million in the first nine months of 2024; gross profit margin was 17.2% in the first nine months of 2025 and 2024.

•	Income from operations rose by 12.6% year-over-year to $35.5 million compared to $31.6 million in the first nine months of 2024.

•	Net income attributable to parent company’s common shareholders increased to $24.4 million from $20.9 million in the first nine months of 2024.

•	Diluted earnings per share attributable to parent company’s common shareholders rose by 17.4% to $0.81 compared with $0.69 in the first nine months of 2024.

•	Cash, cash equivalents and short-term investments were $167.3 million, or approximately $5.54 per share, as of September 30, 2025.

Mr. Qizhou Wu, Chief Executive Officer of CAAS, commented, “We continued to grow our sales, gross profit, net profit and cash flow in the third quarter of 2025. We had increased sales across the board in the third quarter and first nine months of the 2025 period, except for sales to Chery Auto, which demonstrated the strength and breadth of our product portfolio.”

“We continued to transition to more technology-focused advanced steering products. In the third quarter of 2025, based on our iRCB's (intelligent electro-hydraulic circulating ball power steering), performance and cost-efficiency, new orders in July, 2025 were at a record setting pace in the power steering industry for the ramp up to mass production. Our second-generation iRCB is compatible with L2+assisted driving and has begun mass production in China. By optimizing energy consumption, iRCB products are projected to reduce vehicle operational costs creating substantial economic value for customers.”

“The high quality and high performance of our steering products have allowed us to become a tier-1 supplier of advanced steering systems to large global OEM customers in North America, Europe, Asia and South America. International sales have become our growth engine as we continue to expand our customer base and enhance our sales and profits. In the third quarter of 2025, we won our first R-EPS product order from a large, well-known European automaker. This order, with annual sales expected to exceed $100 million, will start mass production by 2027 and power multiple new models. Subsequent to the third quarter of 2025, we launched our active rear-wheel steering which adds to our ADAS capabilities.”

“During the third quarter of 2025, we re-domiciled CAAS to be a Cayman Islands company. Shares continue to be listed under the trading symbol ‘CAAS’. We believe this move will provide cost savings and added flexibility to enhance shareholder value over the long term.”

Mr. Jie Li, Chief Financial Officer of CAAS, commented, “Maintaining a strong balance sheet and financial resources are our highest priorities. Our North and South American sales grew in the third quarter of 2025, and we expect to enhance our organizational structure to capture more future international market opportunities. Cash, cash equivalents and short-term investments were $167.3 million and net working capital was $173.4 million.”

Third Quarter of 2025

Net sales increased by 17.7% year-over-year to $193.2 million, compared to $164.2 million in the third quarter of 2024. CAAS’s subsidiary, Henglong, continued to increase net sales by 7.7% year-over-year to $88.8 million in the large market for Chinese passenger vehicles. The Jiulong subsidiary’s sales to the domestic commercial vehicle steering market rose by 44.4% to $24.9 million, compared with $17.2 million for the third quarter of 2024. International sales of CAAS steering systems were robust. Sales to North American customers increased by 77.3% to $33.1 million, compared to $18.7 million in the third quarter of 2024. North American sales increased primarily due to improved demand by one customer. Sales in Brazil were 30.5% higher in the third quarter of 2025 to $18.6 million from $14.3 million in the third quarter of 2024.

Gross profit grew by 26.6% year-over-year to $33.4 million from $26.4 million in the third quarter of 2024. Gross profit margin increased to 17.3% in the third quarter of 2025, consistent with the second quarter of 2025, but up from 16.0% in the third quarter of 2024. The increase in gross profit margin was mainly due to a change in product mix with greater sales of relatively higher-margin products.

Gain on other sales was $1.8 million in the third quarter of 2025, compared to $0.6 million in the third quarter of 2024. The increase in gain on other sales was mainly due to higher sales of materials.

Selling expenses increased to $6.3 million in the third quarter of 2025, compared to $4.4 million in the third quarter of 2024, primarily due to an increase in salaries and wages, and a rise in marketing expenses. Selling expenses represented 3.3% of net sales in the third quarter of 2025, compared to 2.7% in the third quarter of 2024.

General and administrative expenses (“G&A expenses”) decreased to $4.4 million, compared to $5.1 million in the third quarter of 2024, primarily due to decreased consulting fees and office expenses. G&A expenses represented 2.3% of net sales in the third quarter of 2025, compared to 3.1% of net sales in the third quarter of 2024.

Research and development expenses (“R&D expenses”) increased to $10.4 million, compared to $6.4 million in the third quarter of 2024, primarily due to an increase in R&D activities. R&D expenses represented 5.4% of net sales in the third quarter of 2025, compared to 3.9% in the third quarter of 2024. Research and development programs include but were not limited to electric power and hydraulic steering systems, automotive intelligence and software technologies, automobile electronics, high polymer materials, and manufacturing technologies.

Other income was $1.3 million for the third quarter of 2025 which was stable with $1.3 million for the three months ended September 30, 2024.

Income from operations rose 25.3% to $13.9 million in the third quarter of 2025, from $11.1 million in the third quarter of 2024. The increase was primarily due to higher sales and gross profit.

Interest expense was $0.5 million in the third quarter of 2025, compared to $0.3 million in the third quarter of 2024.

Net financial income was $0.1 million in the third quarter of 2025, compared to net financial expense of $0.2 million in the third quarter of 2024. The increase in net financial income was primarily due to an increase in the foreign exchange gain due to foreign exchange volatility.

Income before income tax expenses and equity in earnings of affiliated companies was $14.9 million in the third quarter of 2025, compared to income before income tax expenses and equity in earnings of affiliated companies of $11.9 million in the third quarter of 2024. The change in income before income tax expenses and equity in earnings of affiliated companies was mainly due to higher income from operations in the third quarter of 2025 compared with income in last year’s same quarter.

Income tax expense was $3.2 million in the third quarter of 2025, compared to $4.0 million for the third quarter of 2024. The decrease in income tax expense was primarily due to a one-time income tax expense settlement for the subsidiaries in the PRC in last year’s same quarter.

Net income attributable to parent company’s common shareholders was $9.7 million in the third quarter of 2025, compared to net income attributable to parent company’s common shareholders of $5.5 million in the third quarter of 2024. Diluted earnings per share was $0.32 in the third quarter of 2025, compared to $0.18 per share in the third quarter of 2024.

The weighted average number of diluted common shares outstanding was 30,170,702 in the third quarter of 2025, compared to 30,185,702 in the third quarter of 2024.

Nine Months of 2025

Net sales increased by 16.1% year-over-year to $536.5 million in the first nine months of 2025, compared to $462.2 million in the nine months of 2024 primarily due to increased sales volume. Nine-month’s gross profit increased by 16.0% year-over-year to $92.5 million from $79.7 million in the corresponding period last year. Nine-month gross profit margin was 17.2%, which was stable with the 17.2% in the first nine months of 2024. The gain on other sales was $3.4 million in the first nine months of 2025, compared to $2.8 million in the corresponding period last year. Income from operations increased by 12.6% year-over-year to $35.5 million in the first nine months of 2025 from $31.6 million in the first nine months of 2024.

Net income attributable to parent company’s common shareholders was $24.4 million in the first nine months of 2025, compared to net income attributable to parent company’s common shareholders of $20.9 million in the corresponding period in 2024. Diluted earnings per share in the first nine months of 2025 were $0.81, compared to diluted earnings per share of $0.69 in the first nine months of 2024.

Balance Sheet

Cash, cash equivalents and short-term investments were $167.3 million, or approximately $5.54 per share, as of September 30, 2025. Net working capital was $173.4 million. Total accounts receivable including notes receivable were $298.2 million, accounts payable including notes payable were $316.3 million, and short-term loans were $81.2 million. Total parent company stockholders' equity was $378.8 million as of September 30, 2025, compared to $349.6 million as of December 31, 2024.

Business Outlook

Management has raised revenue guidance for the full fiscal year 2025 to $730.0 million. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

About China Automotive Systems, Inc.

Based in Hubei Province, the People's Republic of China, China Automotive Systems, Inc. is a leading supplier of power steering components and systems to the Chinese automotive industry, operating through its sixteen Sino-foreign joint ventures and wholly-owned subsidiaries. The Company offers a full range of steering system parts for passenger automobiles and commercial vehicles. The Company currently offers four separate series of power steering with an annual production capacity of over 8 million sets of steering gears, columns and steering hoses. Its customer base is comprised of leading auto manufacturers, such as China FAW Group, Corp., Dongfeng Auto Group Co., Ltd., BYD Auto Company Limited, Beiqi Foton Motor Co., Ltd. and Chery Automobile Co., Ltd. in China, and Stellantis N.V. and Ford Motor Company in North America. For more information, please visit: http://www.caasauto.com.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. Our actual results may differ materially from the results described in or anticipated by our forward-looking statements due to certain risks and uncertainties. As a result, the Company's actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 28, 2025, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Any of these factors and other factors beyond our control, could have an adverse effect on the overall business environment, cause uncertainties in the regions where we conduct business, cause our business to suffer in ways that we cannot predict, and materially and adversely impact our business, financial condition and results of operations. A prolonged disruption or any further unforeseen delay in our operations of the manufacturing, delivery and assembly process within any of our production facilities could result in delays in the shipment of products to our customers, increase costs and reduce revenue. We expressly disclaim any duty to provide updates to any forward-looking statements made in this press release, whether as a result of new information, future events or otherwise.

For further information, please contact:

Jie Li

Chief Financial Officer

China Automotive Systems, Inc.

jieli@chl.com.cn

Kevin Theiss

Awaken Advisors

+1-212-510-8922

Kevin@awakenlab.com

-Tables Follow –

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Statements of Operations and Comprehensive Income

(In thousands of USD, except share and per share amounts)

	Three Months Ended September 30,
	2025	2024
Net product sales	$193,203	$164,215
Cost of products sold	159,825	137,859
Gross profit	33,378	26,356
Gain on other sales	1,762	553
Less: Operating expenses
Selling expenses	6,345	4,357
General and administrative expenses	4,447	5,070
Research and development expenses	10,437	6,383
Total operating expenses	21,229	15,810
Income from operations	13,911	11,099
Other income, net	1,308	1,251
Interest expense	(467)	(271)
Financial income/(expense), net	120	(167)
Income before income tax expenses and equity in earnings of affiliated companies	14,872	11,912
Less: Income taxes	3,190	4,042
Add: Equity in losses of affiliated companies	98	203
Net income	11,780	8,073
Less: Net income attributable to non-controlling interests	2,113	2,562
Accretion to redemption value of redeemable non-controlling interests	—	(7)
Net income attributable to parent company’s common shareholders	$9,667	$5,504
Comprehensive income:
Net income	$11,780	$8,073
Other comprehensive income:
Foreign currency translation gain, net of tax	3,177	6,584
Comprehensive income	14,957	14,657
Less: Comprehensive income attributable to non-controlling interests	2,488	3,287
Accretion to redemption value of redeemable non-controlling interests	—	(7)
Comprehensive income attributable to parent company	$12,469	$11,363

Net income attributable to parent company’s common shareholders per share -
Basic	$0.32	$0.18
Diluted	$0.32	$0.18

Weighted average number of common shares outstanding -
Basic	30,170,702	30,185,702
Diluted	30,170,702	30,185,702

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Statements of Operations and Comprehensive Income

(In thousands of USD, except share and per share amounts)

	Nine Months Ended September 30,
	2025	2024
Net product sales	$536,542	$462,217
Cost of products sold	444,032	382,490
Gross profit	92,510	79,727
Gain on other sales	3,368	2,787
Less: Operating expenses
Selling expenses	15,677	13,044
General and administrative expenses	17,424	18,035
Research and development expenses	27,242	19,879
Total operating expenses	60,343	50,958
Income from operations	35,535	31,556
Other income, net	4,309	5,389
Interest expense	(1,242)	(712)
Financial income/(expense), net	3,425	(869)
Income before income tax expenses and equity in earnings of affiliated companies	42,027	35,364
Less: Income taxes	10,176	7,893
Add: Equity in losses of affiliated companies	(1,244)	(1,379)
Net income	30,607	26,092
Less: Net income attributable to non-controlling interests	6,193	5,159
Accretion to redemption value of redeemable non-controlling interests	—	(22)
Net income attributable to parent company’s common shareholders	$24,414	$20,911
Comprehensive income:
Net income	$30,607	$26,092
Other comprehensive income:
Foreign currency translation gain, net of tax	5,439	3,390
Comprehensive income	36,046	29,482
Less: Comprehensive income attributable to non-controlling interests	6,771	5,659
Accretion to redemption value of redeemable non-controlling interests	—	(22)
Comprehensive income attributable to parent company	$29,275	$23,801

Net income attributable to parent company’s common shareholders per share -
Basic	$0.81	$0.69
Diluted	$0.81	$0.69

Weighted average number of common shares outstanding -
Basic	30,170,702	30,185,702
Diluted	30,170,702	30,185,702

China Automotive Systems, Inc. and Subsidiaries

Condensed Unaudited Consolidated Balance Sheets

(In thousands of USD unless otherwise indicated)

	September 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$139,415	$56,961
Pledged cash	39,285	44,863
Accounts and notes receivable, net	298,165	343,499
Inventories	117,546	112,558
Other current assets	88,249	44,757
Total current assets	682,660	602,638
Non-current assets:
Property, plant and equipment, net	120,272	103,820
Land use rights, net	9,237	8,835
Long-term investments	62,391	64,332
Other non-current assets	64,581	70,954
Total assets	$939,141	$850,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	$81,235	$72,566
Accounts and notes payable	316,265	292,808
Accrued expenses and other payables	86,021	59,238
Other current liabilities	25,752	31,870
Total current liabilities	509,273	456,482
Long-term liabilities:
Other non-current liabilities	4,034	4,308
Total liabilities	$513,307	$460,790

Commitments and Contingencies

Stockholders’ equity:
Common stock, $0.0001 par value – Authorized – 80,000,000 shares; Issued – 32,338,302 and 32,338,302 shares as of September 30, 2025 and December 31, 2024, respectively	$3	$3
Additional paid-in capital	69,656	69,656
Retained earnings-
Appropriated	13,667	12,180
Unappropriated	313,199	290,273
Accumulated other comprehensive income	(9,919)	(14,780)
Treasury stock –2,167,600 and 2,167,600 shares as of September 30, 2025 and December 31, 2024, respectively	(7,763)	(7,763)
Total parent company stockholders’ equity	378,843	349,569
Non-controlling interests	46,991	40,220
Total stockholders’ equity	425,834	389,789
Total liabilities and stockholders’ equity	$939,141	$850,579